Exhibit 99.2

Royal Bank of Canada announces changes to annual meeting

Meeting to be held virtually on April 8, 2020

TORONTO, March 20, 2020 — Further to a joint statement issued earlier today by Canadian banks and life insurance companies regarding annual meeting planning, Royal Bank of Canada (RY on TSX and NYSE) will now hold its upcoming annual meeting of common shareholders on April 8, 2020 at 9:30 a.m. (Eastern Time) in a virtual-only format whereby shareholders may attend and participate in the annual meeting via live webcast.

Shareholders will not be able to attend the meeting in person, in line with our commitment to taking all prudent precautions to ensure the health and well-being of our employees, clients, shareholders, communities and other stakeholders, and with the latest directives from public health and government officials in connection with the COVID-19 outbreak.

Registered shareholders and duly appointed proxyholders will be able to attend the meeting, ask questions and securely vote in real time, online at https://web.lumiagm.com/148624145, through a web-based platform instead of attending the meeting in person.

Non-registered shareholders (beneficial shareholders who hold their common shares through an intermediary such as a securities broker, trustee or financial institution) who have duly appointed themselves as proxyholder will also be able to attend the meeting, ask questions and securely vote in real time, online at https://web.lumiagm.com/148624145.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder and other interested parties will be able to attend the meeting as guests and ask questions online through a live webcast at https://web.lumiagm.com/148624145 or rbc.com/investorrelations or via telephone at the following numbers:

•	English: 1-888-465-5079 (Canada and the U.S.) or 1-416-216-4169 (International) Passcode: 9631 513

•	French: 1-866-229-4144 (Canada and the U.S.) or 1-514-437-0676 (International) Passcode: 9380 825

Guests will not be able to vote at the meeting.

Note that the RBC management proxy circular (the “circular”) dated February 11, 2020 and the form of proxy or voting instruction form previously distributed to shareholders will not be updated to reflect the change in location and format of the meeting and may continue to be used to vote shares.

We encourage our shareholders and other interested parties to check regularly our website at rbc.com/investorrelations for additional information and updates about the meeting.

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How can I vote before the virtual meeting?

Whether or not shareholders plan to attend the virtual meeting, they may still vote by submitting their proxy in advance of the meeting by one of the methods described in the circular and proxy materials previously distributed for the meeting. Please refer to the section “Voting Q&A” of the circular for additional details on how to vote by proxy before the meeting and the matters to be voted upon.

What do I need to do if I wish to attend the virtual meeting?

If you are a registered shareholder and wish to attend and vote at the virtual meeting, no action is required ahead of the meeting. At the meeting, you will be able to vote by completing a ballot online, as further described below under “How do I attend the virtual meeting?”.

If you are a non-registered (beneficial) shareholder and wish to attend and vote at the virtual meeting, you MUST write your own name in the space provided on your voting instruction form, sign and return the voting instruction form according to the delivery instructions provided by your intermediary AND register yourself as your proxyholder, as described below under “How can I appoint a proxyholder?”. By doing so, you are instructing your intermediary to appoint you as its proxyholder. Do not complete the instructions section of the voting instruction form as you will be voting at the meeting.

Non-registered (beneficial) shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting but will be able to attend the meeting as guests and ask questions.

How can I appoint a proxyholder?

Registered holders and non-registered (beneficial) shareholders who don’t plan on attending the virtual meeting may appoint a person other than the management nominees identified in the form of proxy or voting instruction form to attend the meeting as their proxyholder and vote their common shares. In order to do so, they MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder as per the instructions set forth in the section “How do I vote?” of the circular.

THEY MUST ALSO register that proxyholder online at http://www.computershare.com/RBC2020 by no later than 5:00 p.m. (Eastern Time) on April 6, 2020 (the “voting deadline”) and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a 15-digit control number via email. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required to vote at the meeting and they will only be able to attend as a guest.

How do I attend the virtual meeting?

Attending the virtual meeting enables registered shareholders and duly appointed proxyholders, including non-registered (beneficial) shareholders who have appointed themselves as proxyholders, to attend the meeting, ask questions and vote, all in real time. Registered shareholders and duly appointed proxyholders can vote at the appropriate times during the meeting. Guests, including non-registered (beneficial) shareholders who have not duly appointed a proxyholder, can log in to the meeting as set out below. Guests can watch the meeting but are not able to vote.

•	Log in online at https://web.lumiagm.com/148624145. We recommend that you log in at least one hour before the meeting starts.

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•	Click “I have a login” and then enter your 15-digit control number and password “rbc2020” (case sensitive).

OR

•	Click “I am a guest” and then complete the online form.

Once you login to the virtual meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

Registered shareholders: The 15-digit control number located on the form of proxy or in the email notification you received is your control number.

Duly appointed proxyholders: Computershare will provide the proxyholder with a 15-digit control number by email after the voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How can I appoint a proxyholder” above.

If you attend the meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. You should allow ample time to check into the meeting online and complete the related registration.

U.S. non-registered (beneficial) shareholders: To attend and vote at the virtual meeting, you must first obtain a valid legal proxy from the intermediary that holds your common shares and then register in advance to attend the meeting. Follow the instructions from your intermediary included with these proxy materials, or contact your intermediary to request a legal proxy form. After first obtaining a valid legal proxy form, to then register to attend the meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare by mail using the contact information on the back cover of the circular or by email at uslegalproxy@computershare.com.

Requests for registration must be labeled as “Legal Proxy” and be received no later than April 6, 2020 by 5:00 p.m. (Eastern Time). You will receive a confirmation of your registration by email after Computershare receives your registration materials. You may attend the meeting and vote your shares at https://web.lumiagm.com/148624145 during the meeting. Please note that you are required to register your appointment at http://www.computershare.com/RBC2020.

General Proxy Matters

If you are not sure whether you are a registered shareholder or non-registered (beneficial) shareholder or, for additional information regarding submissions of forms of proxy and voting instructions forms before the virtual meeting, voting deadline, revocation of proxies and other general proxy matters, please refer to the section “Voting Q&A” of the circular or contact Computershare:

Phone: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)	Fax: 1-888-453 0330 (Canada and the U.S.) or 416-263-9394 (International)

Mail: 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1	E-mail: service@computershare.com

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About RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 85,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

For further information, please contact:

Shareholder Relations:

Shirley Boudreau, 416-955-7806

Investor Relations:

invesrel@rbc.com